# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CANADIAN IMPERIAL BANK OF COMMERCE /CAN/, CIK 0001045520
CUSIP: 136069101
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 81 BAY STREET, CIBC SQUARE, TORONTO, Ontario Canada (A6), M5J 0E7
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001085146-25-004591
Filed by CIK 0000927971

## Reporting persons
- Bank of Montreal: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 49,064,632; shared voting power 152,851; sole dispositive power 49,229,121; shared dispositive power 152,851; aggregate amount beneficially owned 49,381,972 (5.31% of the class)
- BANK OF MONTREAL HOLDING INC.: type of reporting person: bank (BK); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 32,512,200; shared voting power 152,851; sole dispositive power 32,582,268; shared dispositive power 152,851; aggregate amount beneficially owned 32,735,119 (3.52% of the class)
- BMO NESBITT BURNS INC. WEALTH MANAGEMENT: type of reporting person: broker-dealer (BD); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 25,273,652; shared voting power 151,001; sole dispositive power 25,343,720; shared dispositive power 151,001; aggregate amount beneficially owned 25,494,721 (2.74% of the class)
- BMO NESBITT BURNS SECURITIES LTD.: type of reporting person: broker-dealer (BD); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 0; shared voting power 0; sole dispositive power 70,068; shared dispositive power 0; aggregate amount beneficially owned 70,068 (0% of the class)
- BMO PRIVATE INVESTMENT COUNSEL INC.: type of reporting person: investment adviser (IA); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 773,897; shared voting power 0; sole dispositive power 773,897; shared dispositive power 0; aggregate amount beneficially owned 773,897 (0.08% of the class)
- BMO ASSET MANAGEMENT INC.: type of reporting person: investment adviser (IA); citizenship or place of organization: Ontario Canada (A6); sole voting power 19,038,922; shared voting power 0; sole dispositive power 19,038,922; shared dispositive power 0; aggregate amount beneficially owned 19,038,922 (2.05% of the class)
- BMO NESBITT BURNS INC.: type of reporting person: broker-dealer (BD); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 7,238,548; shared voting power 1,850; sole dispositive power 7,238,548; shared dispositive power 1,850; aggregate amount beneficially owned 7,240,398 (0.62% of the class)
- BMO FINANCIAL CORP.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 16,551; shared voting power 0; sole dispositive power 20,999; shared dispositive power 0; aggregate amount beneficially owned 20,999 (0% of the class)
- BMO BANK N.A.: type of reporting person: bank (BK); citizenship or place of organization: Illinois (IL); sole voting power 16,551; shared voting power 0; sole dispositive power 16,646; shared dispositive power 0; aggregate amount beneficially owned 16,646 (0% of the class)
- BMO FAMILY OFFICE, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 4,353; shared dispositive power 0; aggregate amount beneficially owned 4,353 (0% of the class)

## Item 1. Issuer
Name of issuer: CANADIAN IMPERIAL BANK OF COMMERCE /CAN/
Address of issuer's principal executive offices:
81 BAY STREET, CIBC SQUARE, TORONTO, ONTARIO, CANADA
M5J 0E7

## Item 2. Person Filing
Name of person filing:
Bank of Montreal

BANK OF MONTREAL HOLDING INC.

BMO NESBITT BURNS INC. WEALTH MANAGEMENT

BMO NESBITT BURNS SECURITIES LTD.

BMO PRIVATE INVESTMENT COUNSEL INC.

BMO ASSET MANAGEMENT INC.

BMO NESBITT BURNS INC.

BMO FINANCIAL CORP.

BMO BANK N.A.

BMO FAMILY OFFICE, LLC
Address of principal business office or, if none, residence:
1 First Canadian Place
Toronto, Ontario, Canada
M5X1A1
Citizenship:
Bank of Montreal - CANADA (FEDERAL LEVEL)

BANK OF MONTREAL HOLDING INC. - CANADA (FEDERAL LEVEL)

BMO NESBITT BURNS INC. WEALTH MANAGEMENT - CANADA (FEDERAL LEVEL)

BMO NESBITT BURNS SECURITIES LTD. - CANADA (FEDERAL LEVEL)

BMO PRIVATE INVESTMENT COUNSEL INC. - CANADA (FEDERAL LEVEL)

BMO ASSET MANAGEMENT INC. - ONTARIO, CANADA

BMO NESBITT BURNS INC. - CANADA (FEDERAL LEVEL)

BMO FINANCIAL CORP. - DELAWARE

BMO BANK N.A. - ILLINOIS

BMO FAMILY OFFICE, LLC - DELAWARE

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: broker-dealer (BD), bank (BK), investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 0
Percent of class: 13.38
Sole power to vote or to direct the vote:
Bank of Montreal - 49,064,632

BANK OF MONTREAL HOLDING INC. - 32,512,200

BMO NESBITT BURNS INC. WEALTH MANAGEMENT - 25,273,652

BMO NESBITT BURNS SECURITIES LTD. - 0

BMO PRIVATE INVESTMENT COUNSEL INC. - 773,897

BMO ASSET MANAGEMENT INC. - 19,038,922

BMO NESBITT BURNS INC. - 7,238,548

BMO FINANCIAL CORP. - 16,551

BMO BANK N.A. - 16,551

BMO FAMILY OFFICE, LLC - 0
Shared power to vote or to direct the vote:
Bank of Montreal - 152,851

BANK OF MONTREAL HOLDING INC. - 152,851

BMO NESBITT BURNS INC. WEALTH MANAGEMENT - 151,001

BMO NESBITT BURNS SECURITIES LTD. - 0

BMO PRIVATE INVESTMENT COUNSEL INC. - 0

BMO ASSET MANAGEMENT INC. - 0

BMO NESBITT BURNS INC. - 1,850

BMO FINANCIAL CORP. - 0

BMO BANK N.A. - 0

BMO FAMILY OFFICE, LLC - 0
Sole power to dispose or to direct the disposition:
Bank of Montreal - 49,229,121

BANK OF MONTREAL HOLDING INC. - 32,582,268

BMO NESBITT BURNS INC. WEALTH MANAGEMENT - 25,343,720

BMO NESBITT BURNS SECURITIES LTD. - 70,068

BMO PRIVATE INVESTMENT COUNSEL INC. - 773,897

BMO ASSET MANAGEMENT INC. - 19,038,922

BMO NESBITT BURNS INC. - 7,238,548

BMO FINANCIAL CORP. - 20,999

BMO BANK N.A. - 16,646

BMO FAMILY OFFICE, LLC - 4,353
Shared power to dispose or to direct the disposition:
Bank of Montreal - 152,851

BANK OF MONTREAL HOLDING INC. - 152,851

BMO NESBITT BURNS INC. WEALTH MANAGEMENT - 151,001

BMO NESBITT BURNS SECURITIES LTD. - 0

BMO PRIVATE INVESTMENT COUNSEL INC. - 0

BMO ASSET MANAGEMENT INC. - 0

BMO NESBITT BURNS INC. - 1,850

BMO FINANCIAL CORP. - 0

BMO BANK N.A. - 0

BMO FAMILY OFFICE, LLC - 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Documents.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Each reporting person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any syndicate or group with respect to the issuer or any securities of the issuer.

## Item 9. Notice of Dissolution of Group
Notice of dissolution of group: Each reporting person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any syndicate or group with respect to the issuer or any securities of the issuer.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Bank of Montreal: Kathryn Cenac, Managing Director - Regulatory Solutions Group (02/12/2026)
- BANK OF MONTREAL HOLDING INC.: Kathryn Cenac, Managing Director - Regulatory Solutions Group (02/12/2026)
- BMO NESBITT BURNS INC. WEALTH MANAGEMENT: Kathryn Cenac, Managing Director - Regulatory Solutions Group (02/12/2026)
- BMO NESBITT BURNS SECURITIES LTD.: Kathryn Cenac, Managing Director - Regulatory Solutions Group (02/12/2026)
- BMO PRIVATE INVESTMENT COUNSEL INC.: Kathryn Cenac, Managing Director - Regulatory Solutions Group (02/12/2026)
- BMO ASSET MANAGEMENT INC.: Kathryn Cenac, Managing Director - Regulatory Solutions Group (02/12/2026)
- BMO NESBITT BURNS INC.: Kathryn Cenac, Managing Director - Regulatory Solutions Group (02/12/2026)
- BMO FINANCIAL CORP.: Kathryn Cenac, Managing Director - Regulatory Solutions Group (02/12/2026)
- BMO BANK N.A.: Kathryn Cenac, Managing Director - Regulatory Solutions Group (02/12/2026)
- BMO FAMILY OFFICE, LLC: Kathryn Cenac, Managing Director - Regulatory Solutions Group (02/12/2026)